20010768

SEC
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gelband & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Avenue-21st Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Gelband 212-688-2808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue-Suite 901 (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alan Gelband, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gelband & Co., Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

CHARLENE B. METZ
Notary Public, State of New York
No. 01ME4840643
Qualified in Queens County
Commission Expires Jan. 31, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GELBAND & CO., INC.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

(With Supplementary Information)

(Report Pursuant to Rule 17a-5)

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Gelband & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gelband & Co., Inc. (a New York State corporation), as of December 31, 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gelband & Co., Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gelband & Co., Inc.'s management. Our responsibility is to express an opinion on Gelband & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Gelband & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Gelband & Co., Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of Gelband & Co., Inc.'s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules 1 and 2 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Gelband & Co., Inc.'s financial statements. The supplemental information is the responsibility of Gelband & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raines & Fischer LLP

We have served as the Company's auditor since 2001.

New York, New York
February 26, 2020

GELBAND & CO., INC.
Statement of Financial Condition
As of December 31, 2019

ASSETS	
Cash	$ 77,728
Due from affiliate	1,851
TOTAL ASSETS	$ 79,579
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Income taxes payable	$ 84
Total Liabilities	84
Commitments	
Stockholder's Equity:	
Capital stock, $.01 par; authorized, issued and outstanding 100 shares	1
Additional paid-in capital	71,355
Accumulated other comprehensive income	1,291
Retained earnings	6,848
Total Stockholder's Equity	79,495
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 79,579

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Statement of Operations
For the Year Ended December 31, 2019

Revenues:	
Fee income	$ 24,900
Interest and dividend income	1,763
Total revenues	26,663
Expenses:	
Operating expenses	50,892
Loss before provision for income taxes	(24,229)
Provision for income taxes	84
Net loss	$ (24,313)

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balances at December 31, 2018	100	$ 1	$ 71,355	$ 1,291	$31,161	$103,808
Contributions of capital	-	-	-	-	-	-
Net loss	-	-	-	-	(24,313)	(24,313)
Balances at December 31, 2019	100	$ 1	$ 71,355	$ 1,291	$ 6,848	$ 79,495

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:	
Net loss	$ (24,313)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in income taxes payable	(90)
Decrease in unearned income	(5,000)
Net Cash Used In Operating Activities	(29,403)
Cash flows from investing activities:	
Decrease in investment in United States Treasury Bill	69,861
Net Provided By Investing Activities	69,861
Cash flows from financing activities:	
Net Cash Provided By Financing Activities	-
Net Increase in Cash	40,458
Cash - December 31, 2018	37,270
Cash - December 31, 2019	$ 77,728
Supplemental schedule of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	174

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Notes to Financial Statements
December 31, 2019

(1) Summary of Significant Accounting Policies

Principal Business Activity

Gelband & Co., Inc. ("GELCO"), is a registered broker and dealer in securities pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Accounting

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

GELCO records its advisory fees as they are earned based on the services provided or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers are recognized when, or as, GELCO satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that GELCO determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring GELCO's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration GELCO expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, GELCO considers multiple factors, including the effects of variable consideration, if any.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

Fair Value Measurement

GELCO accounts for all of its financial instruments at fair value. GELCO values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(2) Net Capital Requirements

GELCO is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, GELCO had net capital of $77,644 which was $72,644 in excess of its required net capital. GELCO's net capital ratio was .0011 to 1 based on aggregate indebtedness of $84. GELCO does not have any possession or control of customer funds or securities and, therefore, claims an exemption from Rule 15c3-3.

(3) Income Taxes

The provision for income taxes consists of the following:

NYS Franchise Tax	$	59
NYC General Corporation Tax		25
Total	$	84

Effective January 1, 2009, GELCO adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes*, as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.* This guidance requires GELCO to determine whether a tax position of GELCO is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. GELCO determined there are no uncertain tax positions that require financial statement recognition. GELCO's tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2016, 2017, and 2018 Federal, New York State and New York City income tax returns are currently open for examination. As of December 31, 2019, there exists a net operating loss carryforward of approximately $ 27,733; this loss expires at various times through the year 2037.

(4) Related Party Transactions

Effective July 1, 2018, GELCO entered into an Administrative Services and Expense Funding Agreement pursuant to which an affiliated company has agreed to provide certain accounting and administrative services to GELCO. $19,866 included in operating expenses on the accompanying statement of operations was incurred in connection with this Administrative Services and Expense Funding Agreement. As of December 31, 2019, there was $1,851 due from this affiliated company.

(5) Significant Customers

One customer accounted for 88% of the revenues for the year ended December 31, 2019.

(6) Cash

GELCO maintains the bulk of its cash balances in two financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. GELCO has not experienced any losses in these accounts. At December 31, 2019, GELCO does not have any uninsured cash balances.

(7) Evaluation of Subsequent Events

GELCO has evaluated subsequent events through February 26, 2020, the date which the financial statements were available to be issued. GELCO does not note any subsequent events requiring disclosure or adjustment to the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF
DECEMBER 31, 2019

SCHEDULE 1

GELBAND & CO., INC.
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2019

Total stockholder's equity per statement of financial condition	$ 79,495
Non-allowable assets:	
Due from affiliate	1,851
Net capital before haircuts on securities positions	77,644
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Trading and investment securities	-
Net capital	$ 77,644
Aggregate indebtedness:	
Items included in statement of financial condition	$ 84
Percentage of aggregate indebtedness to net capital	0.11%
Minimum capital required	$ 5,000
Excess of net capital over minimum requirement	$ 72,644
Excess net capital at 1000%	$ 71,644

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 77,644
Net capital per audited report	$ 77,644

STATEMENT REGARDING CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

No statement required as no subordinated liabilities existed at any time during the year.

The preceding notes are an integral part of this supplemental information.

GELBAND & CO., INC.
Computation for Determination of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3 Under
The Securities Exchange Act of 1934 and Information
Relating to the Possession or Control Requirements Under
Rule 15c3-3 Under The Securities Exchange Act of 1934
As of December 31, 2019

Gelband & Co., Inc. is exempt from the provisions of Rule 15c3-3 pursuant to section (k)(2)(i) under the Securities Exchange Act of 1934. Consequently, the reserve requirements and the possession and control requirements under the Securities Exchange Act of 1934 are not applicable.

The preceding notes are an integral part of this supplemental information.

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Gelband & Co., Inc.

We have reviewed management's statements, included in the accompanying Gelband & Co., Inc. Assertions Report, in which (1) Gelband & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gelband & Co., Inc. claimed an exemption from 17 C.F.R §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Gelband & Co., Inc. stated that Gelband & Co., Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Gelband & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gelband & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raines & Fischer LLP

New York, New York
February 26, 2020

GELBAND & CO., INC.
Exemption Report
For the Year Ended December 31, 2019

Gelband & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

a) The Company carries no margin accounts.
b) The Company does not hold funds or securities for, or owe money or securities to customers.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Gelband & Co., Inc.

I, Alan Gelband, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

February 26, 2020